

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
William H. Spence
President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

      Re: PPL Corporation
              PPL Energy Supply, LLC
              PPL Electric Utilities Corporation
              LG&E and KU Energy LLC
              Louisville Gas and Electric Company
              Kentucky Utilities Company
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File Nos. 1-11459, 1-32944, 1-905, 333-173665, 1-2893, and 1-3464

Dear Mr. Spence:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41
Business Strategy, page 42

1.   We note the disclosure at the top of page 43 of "actual" and pro forma income from continuing operations for 2011 and 2010. It appears that "actual" income from continuing operations excluding the various non-recurring items identified in Note 10 to

the financial statements represents a non-GAAP measure. As such, in future filings please clearly identify this measure as *adjusted* income from continuing operations and comply with the reconciliation and disclosure requirements, as well as prohibitions, in Item 10(e) of Regulation S-K as it relates to your presentation of this and other similar non-GAAP measures.

Item 8. Financial Statements and Supplementary Data, page 207

Combined Notes to Financial Statements, page 243

5. Income and Other Taxes, page 264

2.   Please tell us how you and your subsidiaries determine the amounts of income tax expense or benefit allocated to discontinued operations and items of other comprehensive income and why your allocation policy complies with ASC 740-20-45-14.

10. Business Acquisitions, page 307

3.   Your note your disclosure of WPD Midland's net income excluding nonrecurring acquisition-related adjustments included in PPL's 2011 Statement of Income at the top of page 309. Please tell us why you believe the presentation of this financial measure, which appears to be a non-GAAP financial measure, is permitted by Item 10(e)(1)(ii)(c) of Regulation S-K, which prohibits the presentation of non-GAAP financial measures in the financial statements or notes thereto. Otherwise, please comply with the prohibition contained in Item 10(e)(1)(ii)(c) of Regulation S-K in future filings.

4.   Please tell us your basis for the various nonrecurring adjustments shown in the table in the middle of page 309 in arriving at pro forma operating revenues and net income.

12. Stock-Based Compensation, page 314

Performance Units, page 315

5.   Please tell us whether performance units are accounted for as equity or liability awards with reference to the applicable provisions in ASC 718 which support your classification. Please be sure to address whether vesting of the awards based on total shareowner return relative to an index group is considered a condition other than a market, performance or service condition since total shareholder return contemplates stock price changes and dividends paid.

Management's Report on Internal Control over Financial Reporting, page 407

PPL Energy Supply, LLC, PPL Electric Utilities Corporation, LG&E and KU Energy LLC, Louisville Gas and Electric Company and Kentucky Utilities Company, page 407

6.   We note your disclosure that management of PPL's non-accelerated filer companies are responsible for establishing and maintaining adequate internal control over financial reporting. We also note your disclosure that *PPL's i*nternal control over financial reporting is a process designed to provide reasonable assurance to *PPL's* management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We would expect you to disclose that the internal control over financial reporting of the *non-accelerated filer companies* are processes designed to provide reasonable assurance to the respective management and board of directors of the *non-accelerated filer companies* regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If the references to PPL as opposed to the non-accelerated filer companies are inadvertent, please confirm you will revise future filings accordingly. Otherwise, please tell us why you believe management's report, as currently drafted, is appropriate in this particular circumstance.

Certifications Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

7.   In future filings, please revise the signature section of exhibits 31(c), (d), (e) and (f) as well as exhibits 32(c), (d), (e) and (f) to identify the signors as the applicable registrants' principal executive or 0principal financial officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief